Exhibit 99.1

Q4 05 Conference Call Script

February 15, 2006

Dr. Boaz Eitan:

Thank you, Todd, and welcome to Saifun’s fourth quarter earnings conference call, and our first conference call as a public company. We are pleased to be able to share with you our accomplishments over the year and offer some insight into our business.

For those who are new to our story, allow me to give a little explanation of what we do. Saifun provides intellectual property solutions for the non-volatile memory, most commonly called the Flash memory, market. Our NROM® technology enables semiconductor manufacturers to deliver a variety of products at a lower cost per megabit, with smaller die size, higher density, higher scalability and better yield compared to the standard technology used today.

2005 was a remarkable year for Saifun: we established the company as a major IP provider in the NVM space, we increased NROM penetration by our licensees and saw the number of NROM-based products on the market grow. In addition, we maintained our technological leadership with the launch of Quad NROM, a unique technology that enables the storage of four bits per cell. Quad NROM technology is a breakthrough in the NVM space, one that we believe will generate even greater value for our licensees as they bring QUAD NROM-based products to the market.

Our results for the quarter were very strong.

In the fourth quarter, we completed our IPO on the Nasdaq, raising approximately $135 million. This additional capital enhances Saifun’s already strong balance sheet and better positions us to achieve our long-term strategic objectives.

With that, I would now like to turn the call over to our CFO, Igal Shany, who will provide a detailed overview of our results for the quarter. Following the financial review, our President, Kobi Rozengarten will provide details on the overall market for NVM technology and Saifun’s role in this market….. Igal

Igal Shany, CFO:

Thank you Boaz.

Looking at the full year of 2005, our GAAP Revenues were $78.6 million.

The GAAP revenues included $19.2 million of non-cash revenues resulting from our exit from our former joint venture with Infineon in 2004. In the fourth quarter of 2005, we concluded recognizing these non-cash revenues. Therefore, unless specifically stated otherwise, the results we discuss on this call disregard these non-cash revenues.

The adjusted revenues for the full year 2005 were $59.4M – an increase of 94% compared to $30.6 million for the full year 2004. In 2005, we achieved a gross margin of 80% and an operating profit of approximately 50%.

In addition, in 2005 we discontinued our direct product selling activity and we believe we will not incur additional profit or losses with regards to this activity.

Looking at the fourth quarter of 2005, Revenues were $16.3 million – an increase of 73% compared to $9.4 million in the fourth quarter of 2004. Revenues are made up of Licensing and Service revenues as follows:

Licensing revenues for the fourth quarter were $12.6M or 77% of our total revenues. The majority of our licensing revenues this quarter continued to be derived from Infineon, Macronix and Spansion.

Service revenues for the fourth quarter were $3.7M or 23% of our total revenues. This quarter we derived service revenues from five of our licensees including Infineon, SMIC and Spansion.

Gross margin for the fourth quarter was 77%, or 79% excluding stock-based compensation.

Operating expenses for the fourth quarter were $5.6 million or 34% of revenues which included 12% of revenues R&D and 22% of revenues SG&A. R&D together with cost of services in the fourth quarter was $5.8M or 35% of revenues and $19.5 million or 33% for the whole year.

Stock based compensation was $1.8M for the fourth quarter and $4.3M for the full year 2005. This year’s increase in stock-based compensation compared to 2004 – where we had $0.6M expenses – was primarily due to two items:

The first is the increase in a liability of stock appreciation rights that we assumed as part of the Joint Venture exit, and the second is the increase in average fair value of option(s) granted in 2005 compared to 2004.

Net income for the fourth quarter was $8.2M or 51% of revenues excluding the non-cash revenues. Our pro forma EPS gives effect to the conversion to the preferred shares on a 1:1 basis and is based on GAAP revenues.

In the fourth quarter GAAP EPS, was 0.30 15 cents and the proforam EPS was 30 cents per diluted share.

For the full year 2005, GAAP EPS was 16 cents and the proforma EPS was $1.7dollars per diluted share.

Total shares outstanding at the end of Q4 was 29.5 million.

Finally, as of December 31, 2005, cash and held to maturity marketable securities were $181.8 million. This includes net proceeds of approximately $123 million from our initial public offering, which was completed in November 2005.

Now I would like to turn the call to Kobi, our President.

Kobi Rozengarten, President

Thank you Igal.

2005 was an exciting year for Saifun and for the Flash market. Flash continues to be the fastest growing segment of the semiconductor industry. Our NROM technology addresses all major segments of the NVM market, namely Code, known as NOR, Data known as NAND, and Embedded Flash. I would like to address each of these three segments and our activities to capture market share.

The first is Code. This market is being driven by high-end wireless applications, and we believe that NROM offers the best cost-performance technology for Code on the market.

Saifun licensees have been developing Code products based on NROM since 2000 and are well positioned to lead this market. We are very pleased with the progress and commitment Spansion has made to our NROM technology, and with the decision of one of our Japanese licensees to expand its license to Code applications.

The second segment is Data. The demand for Data is growing significantly, being driven by a variety of high density applications, including digital cameras , media players, USB flash drives and mobile handsets. Our 4 bit, Quad NROM is well suited for these applications. We are currently working on several Data projects with our licensees, using this new generation of 4 bit technology. Our licensees, Infineon and SMIC, are well positioned and committed to the Data market SMIC, the largest foundry in China, is the latest licensee to join us.

In addition, we believe that NROM has the potential to support new entrants in their efforts to penetrate this lucrative market. We can offer a total cost-effective solution while speeding their time to market.

And the third segment is Embedded, where we offer a high-end solution especially well suited for Embedded MCU and Security applications. Here too, we have committed licensees like Matsushita and Sony

As we look at 2006, we believe that Saifun is well positioned to benefit from increased demand for high density data products and high performance code products, as our licensees come to market with a variety of products based on NROM’s two and four bit technology.

As we go forward, we will continue to invest in our technology. Our licensees are already reporting 30% higher silicon efficiency, 40% reduction in critical manufacturing steps, and 10% high fab throughput. We will continue to work to increase the NROM advantages, even further. We will continue to work on advanced design rules, leveraging the advantage of our trapping technology to scale down even further.

Our expertise in design and services has led to product development opportunities, which resulted in an increase in our service revenues in the last quarter. We expect to maintain this higher level of service revenue during 2006.

To summarize, I would like to reiterate how excited we are about what the future holds for Saifun. I apologize that we will not be able to take your questions but I sincerely thank you for joining us today and for your continued support of Saifun.